SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

INNOVATIVE MICRO TECHNOLOGY, INC.

(Name of the Issuer)

INNOVATIVE MICRO TECHNOLOGY, INC.
(Names of Persons Filing Statement)

COMMON STOCK, $0.0001 PER SHARE
(Title of Class of Securities)

45771R102
(CUSIP Number of Class of Securities)

John S. Foster
Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, California 93117
(805) 681-2800
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:
James J. Slaby, Esq.
David I. Sunkin, Esq.
Sheppard Mullin Richter & Hampton LLP
Four Embarcadero Center, 17th Floor
San Francisco, California 94111
(415) 434-9100

This statement is filed in connection with (check the appropriate box):

☒                                  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

☐                                    The filing of a registration statement under the Securities Act of 1933.

☐                                    A tender offer.

☐                                    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$283,000	$30.28

*                                       For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $283,000 by the Issuer in lieu of fractional shares immediately following a 1-for-1,000 reverse stock split to holders of fewer than 1,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $2.15 per pre-split share and 131,628 pre-split shares, the estimated aggregate number of shares held by such holders.

**                                  Determined pursuant to Rule 0-11(b)(1) as the product of 283,000 and one fiftieth of one percent.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Innovative Micro Technology, Inc., a Delaware corporation  (the “Company”)

Concurrently with the filing of this Schedule 13E-3, the Company is filing an Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A copy of the Information Statement is attached hereto as Exhibit (a).  The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.  Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.                          Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2.                          Subject Company Information.

(a)           Name and Address.  Innovative Micro Technology, Inc. is the subject company.  Its principal executive office is located at 75 Robin Hill Road, Goleta, California 93117 and its telephone number is (805) 681-2800.

(b)           Securities.  As of July 24, 2006, there were 6,950,013 outstanding shares of common stock, par value $0.0001, of the Company (“Common Stock”).

(c)           Trading Market and Price.  There is no established trading market for the Common Stock, and no such market has existed for the past two years (except for limited or sporadic quotations).

(d)           Dividends.  No dividends have been paid by the Company on its Common Stock during the past two years.  The information set forth in the Information Statement under the captions “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(e)           Prior Public Offerings.  None.

(f)            Prior Stock Purchases.  None.

Item 3.                          Identity And Background Of The Filing Person.

(a)           Name and Address.  Innovative Micro Technology, Inc., the subject company is the filing person of this Schedule 13E-3.  The business office address for the Company is 75 Robin Hill Road Goleta, California 3117 and the business telephone number for the Company is (805) 681-2800.  The directors of the Company are:  Dr. John  S. Foster (Chairman), Scott Avila, Dr. Malcolm Currie, Calvin Quate, Eric Sigler, Jose F. Suarez, Barry White, and Dr. Jill Wittels.  The executive officers of the Company are Mr. Foster (Chief Executive Officer) and Peter T. Altavilla (Chief Financial Officer, Controller and Secretary).  The address of each officer and director is 75 Robin Hill Road Goleta, California 3117.

(b)           Business and Background of Entities.  Not applicable.

(c)           Business and Background of Natural Persons.  With respect to each current officer and director of the Company:

Dr. John Foster became a director in November 2001.  He was retained by the Company as an employee in 1993 and was appointed Chief Executive Officer in November 2001.  Dr. Foster was an executive officer the Company’s  predecessor, Applied Magnetics Corporation, when it filed for bankruptcy protection in January 2000.  He served in a number of management positions for Applied Magnetics Corporation, including Managing Director of Operations in Penang, Malaysia and Vice President of Worldwide Operations. Dr. Foster has over 17 years of experience in technology and operations management.

Mr. Scott Avila became a director in November 2001.  He has served as a managing partner of Corporate Revitalization Partners, LLC, a consulting firm specializing in restructurings, since August 2003.  Mr. Avila specializes in developing and implementing corporate restructuring plans and providing interim management to operationally and financially distressed organizations.

Dr. Malcolm Currie became a director in November 2001.  He has served as Vice-Chairman of Currie Technologies Inc., a manufacturer of electric transportation vehicles since November 2004 and he has served as Chairman and Chief Financial Officer of Real Spirit USA, a designer and distributor of air purification systems, since June 2005.  He currently serves on the boards of the following public companies: LSI Logic Corporation, where he serves as Chairman of the Audit Committee and as a member of the Compensation Committee; Inamed Corporation, where he serves as Chairman of the Audit Committee; Enova Systems, Inc., where he serves as a member of the Compensation Committee; and Regal One Corporation.  He previously served as Chairman and Chief Executive Officer of Hughes Electronics Corporation and Chief Executive Officer of Delco Electronics Corporation.  He previously served on the boards of Investment Company of America and UNOCAL Petroleum Corporation. He has served as Under Secretary of Defense for the United States. He presently serves on the Board of Trustees for the University of Southern California, where he previously served as Chairman.

Dr. Calvin Quate became a director in November 2001.  He has served as a professor of Applied Physics and Electrical Engineering at Stanford University since September 1961. He is Emeritus Professor of Engineering at Stanford University. He is a member of the Scientific Advisory Board at Zyomyx, Inc., a developer of protein biochips, and at Affymetrix, a developer of the Genechip (a microarray DNA analysis).  In 1995, he received the Scientist of the Year award from R&D Magazine, and in 1992 he received the National Medal of Science.

Mr. Eric M. Sigler became a director in January 2005.  He currently serves as a Director of BA Venture Partners, a venture capital partnership, in which he has held a variety of positions since March 2000.  Prior to joining BA Venture Partners, he was a strategy consultant with Mercer Management Consulting.  Mr. Sigler has also held management roles at Calimetrics, a private semiconductor company, Dataquest, a technology market research firm, and Eastern Research Group, an economic consultancy.

Mr. Jose F. Suarez became a director in January 2005.  He currently serves as a Vice President with Investor Growth Capital, Inc. (“IGC”), a wholly-owned subsidiary of Investor AB, and a venture capital firm focusing on information technology and healthcare investments. He joined Investor AB’s Asian operations in 1997 and is now based in IGC’s Palo Alto, CA office, where he focuses on investments in the semiconductor, capital equipment, and out-sourcing sectors.  He currently serves as a director on the board of two private companies: Millennium Microtech Holding Corporation, a provider of sub-contract semiconductor assembly and test services to IDMs and fabless semiconductor companies in Thailand and Peoples Republic of China, and eSilicon Corporation, a designer and manufacturer of custom integrated circuits.

Mr. Barry Waite became a director in January 2005.  He has served as a senior advisor with IGC since January 2004. He has more than 30 years of experience in the semiconductor industry, ranging from wafer fabrication and marketing to international partnerships and business alliances. He began his career in 1970 at Texas Instruments Inc. and joined Motorola Inc. in 1982.  Mr. Waite retired from the position of president and chief executive officer of Chartered Semiconductor in April 2002. He holds board seats at Kulicke and Sofa Industries, a publicly traded manufacturer of test equipment for semiconductor devices, and Zetex Semiconductor, a privately held manufacturer of discrete and integrated analog semiconductor devices.

Dr. Jill Wittels became a director in October 2002.  Since 2000, she has held the position of Corporate Vice President of Business Development for L-3 Communications Corporation, a public company.  From 1997 through 2000, she served as the Vice President and General Manager of Infrared Imaging Systems, Inc., a division of BAE Systems, formerly Lockheed Martin.  She has 25 years of experience in business and technology management in the defense electronics industry. Dr. Wittels was appointed to the Board of Directors pursuant to an agreement between L-3 and the Company that in consideration of L-3’s investment in the Company, L-3 would have the right to designate one member of the Board of Directors.

Mr. Peter T. Altavilla has been employed by the Company since 1987. He served as Assistant Controller until August 1994, when he was appointed to the position of Corporate Controller. Mr. Altavilla was appointed Secretary in February 1996.  He was appointed as Chief Financial Officer in November 2001.  Mr. Altavilla was an executive officer of the Company’s predecessor, Applied Magnetics Corporation, when it filed for bankruptcy protection in January 2000.

No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Each of the persons set forth above is a citizen of the United States.

Item 4.                          Terms Of The Transaction.

(a)           Material Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split — Reservation of Rights” is incorporated herein by reference.

(b)           Different Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Description of the Reverse/Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Description of the Reverse/Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(c)           Appraisal Rights.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Appraisal Rights” is incorporated herein by reference.

(d)           Provisions for Unaffiliated Security Holders.  The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.

(e)           Eligibility for Listing or Trading.  Not applicable.

Item 5.                          Past Contacts, Transactions, Negotiations And Agreements.

(a)           Transactions.   The information set forth in the Information Statement under the caption “Interests of Certain Persons” is incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Interests of Certain Persons” is incorporated herein by reference.

(c)           Negotiations or Contacts.  The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(e)           Agreements Involving the Company’s Securities.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 6.                          Purposes Of The Transaction And Plans Or Proposals.

(a)           Use of Securities Acquired.  The Company will make a cash payment of $2.15 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Stock Split.  The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(b)           Plans.

(1)           None.

(2)           None.

(3)           The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(4)           None.

(5)           The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(6)           Not applicable.

(7)           The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)           The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the

Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7.                          Purposes, Alternatives, Reasons And Effects.

(a)           Purposes.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8.                          Fairness Of The Transaction.

(a)           Fairness.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.  No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)           Factors Considered in Determining Fairness.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative.  No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)           Approval of Directors.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Description of the Reverse/Forward Stock Split — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)            Other Offers.  The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders” is incorporated herein by reference.

Item 9.                          Reports, Opinions, Appraisals And Negotiations.

(a)           Report, Opinion or Appraisal.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split — Fairness Opinion,” “Fairness of the Reverse/Forward Stock Split — Opinion of Imperial Capital” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and in Annex B and in Exhibit (c.2) hereto is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split — Fairness Opinion,” “Fairness of the Reverse/Forward Stock Split — Opinion of Imperial Capital” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and in Annex B and in Exhibit (c.2) hereto is incorporated herein by reference.

(c)           Availability of Documents.  The opinion of Imperial Capital, LLC, which is attached as Annex B to the Information Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.                     Source And Amounts Of Funds Or Other Consideration.

(a)           Source of Funds.  The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Conditions.  The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Expenses.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

Item 11.                     Interest In Securities Of The Subject Company.

(a)           Security Ownership.  The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.

Item 12.                     The Solicitation Or Recommendation.

(a)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock

Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Recommendations of Others.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 13.                     Financial Statements.

(a)           Financial Statements.

(1)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(b)           Pro Forma Information.

(1)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3)           The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

Item 14.                     Persons/Assets, Retained, Employed, Compensated Or Used.

(a)           Solicitations or Recommendations.  The information set forth under the caption “Description of the Reverse/Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” of the Information Statement is incorporated herein by reference.

(b)           Employees and Corporate Assets.  Not applicable.

Item 15.                     Additional Information.

(a)           Other Material Information.  The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.                     Exhibits.

(a)           The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b)           Not applicable.

(c.1)        The Opinion of Imperial Capital, LLC, dated June 8, 2006, filed as Annex B to the Information Statement filed concurrently with this form, is incorporated herein by reference.

(c.2)        The Valuation Analysis prepared by Imperial Capital, LLC, presented to the Board of Directors.

(d)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INNOVATIVE MICRO TECHNOLOGY, INC.

	By:	/s/ John S. Foster
Name: John S. Foster
Dated: August 4, 2006		Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)	The Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference).
(c.1)	The Opinion of Imperial Capital, LLC, dated June 8, 2006 (filed as Annex B to the Information Statement filed concurrently with this form is incorporated herein by reference).
(c.2)	The Valuation Analysis prepared by Imperial Capital, LLC, presented to the Board of Directors.